

Mail Stop 3561

October 5, 2017

Mr. Bruce A. Hausmann
Chief Financial Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 303392

> **Re:** **Interface, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2017**
> **Filed March 2, 2017**
> **File No. 1-33994**

Dear Mr. Hausmann:

We have reviewed your September 12, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2017 letter.

Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Employee Benefit Plans, page 58

1. We have reviewed your response to comment 1. Please tell us your basis in U.S. GAAP, or any analogous situation in accepted pension accounting, for including the $32.2 million in your actual return on plan assets and in the year-end plan asset fair value. We understand the asset treatment was done solely due to the fact that you included the indexation in the plan's benefit formula thus affecting the pension liability. If our understanding is not correct, please clarify. Also, explain to us in detail the impact on pension expense for the foreseeable future had this asset not been included in actual return on plan assets and year-end plan assets. Lastly, explain in detail how the inclusion

in actual return on plan assets and year-end plan assets affected your expected return assumption, if at all.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products